UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. _1_______)*
GEOVAX LABS, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
373678200
(CUSIP Number)
Robert T. McNally
President and Chief Executive Office
1900 Lake Park Drive, Suite 380
Smyrna, Georgia 30080
678-384-7220
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
March 16, 2016
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 373678200

1.

NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF
ABOVE PERSONS (ENTITIES ONLY)

Emory University


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)
(a)    [ ]
(b)    [X]


3.

SEC USE ONLY



4.

SOURCE OF FUNDS (see instructions)

OO


5.

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)  [ ]


6.

CITIZENSHIP OR PLACE OF ORGANIZATION

United States (State of Georgia)


NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

7.

SOLE VOTING POWER

4,621,405


8.

SHARED VOTING POWER

Not Applicable


9.

SOLE DISPOSITIVE POWER

4,621,405


10.

SHARED DISPOSITIVE POWER

Not Applicable






11.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

4,621,405


12.

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
(see instructions) [ ]


13.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.49%


14.

TYPE OF REPORTING PERSON (see instructions)

Item 1.  Security and Issuer.
   Common stock, $0.001 par value, of GeoVax Labs, Inc. (the "Issuer"). The Issuer's address is 1900 Lake Park Drive, Suite 380 Smyrna, Georgia 30080.
Item 2.  Identity and Background.
(a)	This statement is filed by Emory University (the
"Reporting Person").
(b)	The Reporting Person's business address is
Administration Building 101, 201 Dowman Drive, Atlanta,
Georgia 30322.
(c)	The Reporting Person is a private, non-profit
educational institution organized under the laws of the
State of Georgia.
(d)	During the last five years, the Reporting Person has
not been convicted in a criminal proceeding.
(e)	During the last five years, the Reporting Person has
not been a party to a civil proceeding of a judicial or administrative body competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3.  Source or Amount of Funds or Other Consideration.
    The Reporting Person was issued a total of 233,905,253 shares of the Issuer's common stock in connection with a merger that took place on September 28, 2006 by and between Dauphin Technology, Inc., GeoVax, Inc. and GeoVax Acquisition Corp. Upon completion of the merger, Dauphin Technology, Inc. (now GeoVax Labs, Inc.) issued shares of its common stock, $0.001 par value, to the shareholders of GeoVax, Inc. in exchange for their issued and outstanding shares of GeoVax, Inc. common stock. Prior to the merger, the Reporting Person was a holder of 7,888,320 shares of GeoVax, Inc. common stock (or securities convertible into GeoVax, Inc. common stock). The securities in GeoVax, Inc. were issued to the Reporting Person in exchange for the license of certain technology owned by the Reporting Person and for cash in the amount of $750,071.28, which were the personal funds of the Reporting Person.

Item 4.  Purpose of Transaction.
    The purpose of the September 2006 transaction was to effectuate the merger between Dauphin Technology, Inc. and GeoVax, Inc. The acquisition of the shares in 2006 was done solely in conjunction with the merger. As of the date of this report, the Reporting Person does not have any plan or proposal:
   (i) to acquire additional securities of the Issuer or to dispose of securities of the Issuer, although it may do either of these in the future;
   (ii) that would result in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
   (iii) that would result in the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
   (iv) to change the composition of the Issuer's board of directors or management, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
   (v) that would result in any material change in the present capitalization or dividend policy of the Issuer;
   (vi) that would result in any other material change in the Issuer's business or corporate structure;
   (vii) that would result in any change in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
   (viii) that would cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
   (ix) that would cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
   (x) that would result in any action similar to those enumerated above.

Item 5.  Interest in Securities of the Issuer.
   In September 2009, the Reporting Person sold 1,635,000 shares of common stock. Following this transaction, the Reporting Person owned 232,270,253 shares, or approximately 29.84%, of the Issuer's common stock.
   In December 2009, the Reporting Person sold 500,000 shares of common stock. Following this transaction, the Reporting Person owned 231,770,253 shares, or approximately 29.65%, of the Issuer's common stock.
   In January 2010, the Reporting Person sold 700,000 shares of common stock. Following this transaction, the Reporting Person owned 231,070,253 shares, or approximately 29.54%, of the Issuer's common stock.
   On April 27, 2010, the Issuer effected a 1-for-50 reverse split of its common stock. Following this transaction, the Reporting Person owned 4,621,405 shares, or approximately
29.52%, of the Issuer's common stock.
   On December 31, 2010, the Reporting Person owned 4,621,405 shares, or approximately 29.52%, of the Issuer's common stock.
   On December 31, 2011, the Reporting Person owned 4,621,405 shares, or approximately 28.11%, of the Issuer's common stock. The Reporting Person's dilution in ownership resulted solely from a change in the aggregate number of outstanding securities.
   On December 31, 2012, the Reporting Person owned 4,621,405 shares, or approximately 26.47%, of the Issuer's common stock. The Reporting Person's dilution in ownership resulted solely from a change in the aggregate number of outstanding securities.
   On December 31, 2013, the Reporting Person owned 4,621,405 shares, or approximately 19.45%, of the Issuer's common stock. The Reporting Person's dilution in ownership resulted solely from a change in the aggregate number of outstanding securities.
   On December 31, 2014, the Reporting Person owned 4,621,405 shares, or approximately 14.46%, of the Issuer's common stock. The Reporting Person's dilution in ownership resulted solely from a change in the aggregate number of outstanding securities.
   On December 31, 2015, the Reporting Person owned 4,621,405 shares, or approximately 14.46%, of the Issuer's common stock.
   On March 16, 2016, the Reporting Person owned 4,621,405 shares, or approximately 12.49%, of the Issuer's common stock. The Reporting Person's dilution in ownership resulted solely from a change in the aggregate number of outstanding securities.
   The Reporting Person has the sole power to vote and to dispose of the shares it beneficially owns; however, the shares owned by the Reporting Person are restricted as the Reporting Person is an Affiliate of the Issuer. The Reporting Person did not effect any transactions in the Issuer's common stock during the past 60 days. No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Reporting Person's common stock. The name of the person who has voting or investment control over the securities owned by the Reporting Person is Mary Cahill.
Item 6.  Contracts, Arrangements, Understandings or
Relationships with Respect to Securities of the Issuer.
   Not applicable.
Item 7.  Material to Be Filed as Exhibits.
   Not applicable.

SIGNATURE
   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

By: /s/ Mary L. Cahill
Mary L. Cahill,
VP of Investments and CIO


4/4/2016